Dejour Enterprises Ltd.

Interim Financial Statements

September 30th, 2005

(Unaudited and prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102, the Company discloses that its external auditors have not reviewed the accompanying interim financial statements, notes to financial statements and the related Management Discussion and Analysis.

Dejour Enterprises Ltd.

Consolidated Balance Sheet as at September 30, 2005 and December 31, 2004

	(Unaudited)
	September 30, 2005	December 31, 2004
ASSETS

Current Assets
Cash	$5,974,729	$1,592,838
Accounts receivables and other	239,272	38,000

	6,214,001	1,630,838

Fixed Assets	125,416	-
Resource Properties (Note 2)	2,243,476	2

	$8,582,893	$1,630,840

LIABILITIES

Current Liabilities
Accounts payable and accrued expenses	$92,888	$51,099

	92,888	51,099

SHAREHOLDERS’ EQUITY

Share Capital (Note 3)	10,596,650	2,726,819
Contributed Surplus (Note 4)	155,023	6,131
Deficit	(2,261,668)	(1,153,209)

	8,490,005	1,579,741

	$8,582,893	$1,630,840

Approved on Behalf of the Board:

“Robert L Hodgkinson”

“Douglas W. Cannaday”

Robert L. Hodgkinson - Director

Douglas W. Cannaday - Director

Dejour Enterprises Ltd.

Interim Consolidated Statements of Loss and Deficit

(Unaudited – Prepared by Management)

	Three months ended Sept 30	Three months ended Sept 30	Nine months ended Sept 30	Nine months ended Sept 30

	2005	2004	2005	2004
Revenue

Interest and other income	$22,784	$-	61,969	-

Expenses
Exploration expenses	32,735	-	82,356	-
Interest expense	-	-	1,490	5
Investor relations	90,960	1,186	214,356	2,649
Office and general	98,423	8,473	211,002	20,249
Professional and consulting fees	129,507	13,699	354,309	38,847
Regulatory and filing fees	60,599	2,572	94,052	14,277
Stock based compensation (Note 4)	82,035	-	150,664	-
Travel and accommodation	37,955	4,184	62,199	5,626

	532,214	30,114	1,170,428	81,653

Net Loss for the Period	(509,430)	(30,114)	(1,108,459)	(81,653)

Deficit, Beginning of the Period	(1,752,238)	(812,649)	(1,153,209)	(761,110)

Deficit, End of the Period	$(2,261,668)	$(842,763)	$(2,261,668)	$(842,763)

Basic and Diluted Loss per share (Note 3)	$(0.02)	$(0.00)	$(0.05)	$(0.01)

Dejour Enterprises Ltd.

Interim Consolidated Statements of Cash Flows

(Unaudited - Prepared by Management)

	Three months ended Sept 30	Three months ended Sept 30	Nine months ended Sept 30	Nine months ended Sept 30
	2005	2004	2005	2004

Operating Activities

Net loss for the period	$(509,430)	$(30,114)	$(1,108,459)	$(81,653)

Non-cash stock based compensation expenses	82,035	-	150,664	-
Changes in non-cash working capital	(104,911)	(16,153)	(159,483)	(7,056)

	(532,306)	(46,267)	(1,117,278)	(88,709)

Investing Activities

Purchase of fixed assets	(10,692)	-	(125,416)	-
Expenditure in resource properties	(1,261,091)	-	(2,243,474)	-

	(1,271,783)	-	(2,368,890)	-

Financing Activities

Exercise of stock options	-	-	2,740	-
Proceeds (Expenses) from share issuance	2,170,322	-	7,865,319	-

	2,170,322	-	7,868,059	-

Increase (Decrease) in Cash	366,233	(46,267)	4,381,891	(88,709)

Cash, Beginning of the Period	5,608,496	87,460	1,592,838	129,902

Cash, End of the Period	$5,974,729	$41,193	$5,974,729	$41,193

Dejour Enterprises Ltd.

Notes to the Interim Consolidated Financial Statements

For the Period Ended September 30, 2005

(Unaudited – Prepared by Management)

1.

Nature of Operations and Significant Accounting Policies

Dejour Enterprises Ltd (the “Company”) is a junior resource company trading on TSX Venture Exchange, under the symbol (“DJE-V”).  The Company’s objective is to acquire and develop early stage energy projects. In November 2004, the Company was reactivated to Tier 2 Issuer status at the TSX Venture Exchange.

The management of the Company has prepared these financial statements for the period ended September 30, 2005 in accordance with Canadian generally accepted accounting principles.  These financial statements should be read in conjunction with the audited December 31, 2004 financial statements.  The policies and methods set out in the year-end audited financial statements are the same policies and methods being used in these financial statements.

2.

Resource Properties

In 2005, the Company acquired interests in and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced exploration on certain properties.  Amounts capitalized, by project, include staking costs, recording fees and exploration expenses shown as below:

	Balance Dec 31, 2004	Additions	Balance Sept 30, 2005

Bozo	-	$ 3,298	$ 3,298
Fleming Island	-	320,570	320,570
Gartner Lake	-	163,499	163,499
Hoppy North	-	22,080	22,080
Hoppy South	-	15,374	15,374
Maybelle River	-	163,460	163,460
Meanwell Lake	-	73,344	73,344
R-Seven	-	362,239	362,239
Sand Hill Lake	-	342,351	342,351
Sheila Project	-	9,948	9,948
Thornburn Lake	-	31,547	31,547
Umpherville Lake	-	13,447	13,447
Umpherville West	-	5,037	5,037
Virgin Trend North	-	363,158	363,158
Virgin Trend South	-	32,078	32,078

Total Uranium Properties	$ -	$1,921,430	$1,921,430

The Company currently holds interests in four oil and gas properties and has not yet determined if these properties contain an economic resource.  The Company has written two of these properties to a nominal value. In the future, once additional data on the property is reworked, the Company intends to expend further funds on the exploration of these properties.

By agreement dated September 1, 2005 the Company acquired the rights to participate in an oil and gas exploration joint venture known as the Tinsley Deep Prospect located in Yazoo County, Mississippi (the “Tinsley Prospect).  The Tinsley Prospect is comprised of 5,100 gross acres and 4,613 net acres.  The operator proposes to drill a test well on Sec. 1, TWP. 10N, R3W to a projected depth of 12,000 feet sufficient to test the Smackover and Norphlet formations.  The test well is scheduled to commence drilling operations during the 4th quarter of 2005.

The Company shall pay Acquisition Costs amounting to $250,389 USD representing the Company’s 43% interest which, include payment for leasehold interests, brokerage, seismic processing and prospect development.

In the initial well the Company shall pay 46.583333% of the drilling and/or abandonment costs, estimated at $1,287,498 USD (Company portion) and 34.9375% of completion costs estimated at $370,285 USD (Company portion) to earn a 34.9375% WI BPO (working interest before payout) [28.21875_NRI BPO (net revenue interest before payout)] and 29.428126% WI APO (working interest after payout) [25.633635 % NRI APO (net revenue interest after payout)].  The Company will pay actual costs when known.

The agreement also contains an Area of Mutual Interest consisting of approximately 45 sq. miles defined by the area covered by certain seismic data.  The Operator estimates potential reserves for the Tinsley Prospect amounting to 633 BCF (billion cubic feet) gas and 13.8 million barrels of oil.

At as Sept 30, 2005, the Company had made payments totaled $322,044 for the Tinsley Prospect and recorded the amount at cost.

3.

Share Capital

Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

	Shares	Value ($)
Common shares issued:
Balance at December 31, 2003	9,595,962	880,059

Common shares issued during 2004:
- private placement	6,000,000	1,796,760
- bridge loan financing fee	200,000	50,000

Balance at December 31, 2004	15,795,962	2,726,819
- private placements	12,650,982	7,469,170
- shares issued for service	11,500	9,200
- exercise of warrants	760,000	382,000
- exercise of agents’ options	7,070	4,949
- exercise of stock options	7,882	4,512
Balance at September 30, 2005	29,233,396	10,596,650

In December 2004, the Company issued 3,000,000 flow-through common shares at $0.35 per share, and 3,000,000 common shares units at $0.30 per unit.  Each unit consisted of one common share and one half of a flow-through share purchase warrant, exercisable at $0.45 per share by December 31, 2005.  Proceeds from the exercises of flow-through warrants can only be spent on Canadian Exploration Expenditures (“CEE”), as defined in the Income Tax Act.

Gross proceeds from the issuance of flow-through common shares and common shares were $1,050,000 and $900,000 respectively.

During 2004, the Company issued 200,000 shares, valued at $0.25 per share to a company controlled by a director as part of the consideration for a $250,000 bridge loan.

In January, 2005, the Company completed two private placements and issued a total of 1,650,000 common shares at $0.50 per share for gross proceeds of $825,000.  The Company issued 250,000 warrants to finders for these two private placements.  Each warrant is exercisable into common shares at $0.65 per share before September 30, 2005.  All of the 250,000 warrants were exercised during the third quarter of 2005.

In March 2005, the Company issued 8,076,923 common shares unit at $0.65 per unit for gross proceeds of $5,250,000.  The Company also issued 185,791 common shares units to Agents as finders’ fees.  Each unit consisted of one common share and one half of a share purchase warrant, exercisable at $0.80 per share by March 17, 2007.  The Company issued 717,692 agents’ options to finders.  These options are exercisable into common share units at $0.70 per unit.  Each unit consists of one common share and one half a share purchase warrant, exercisable into one common share at $0.85 per share before March 17, 2007.

In September 2005, the Company announced a US$2,475,000 (CAD$2,925,000) private placement at US$0.55 (CAD$0.65) per unit.  Each unit consists of one common share and one half of a share purchase warrant, exercisable at $0.80 per share by March 17, 2007.  As at September 30, 2005, the Company had received CAD$1,774,172 of funds for the subscription and the remaining funds were received in October 2005.

In the first three quarters of 2005, through four private placements, the Company raised total gross proceeds of $7,661,047, through the issuance of 11,000,982 common share units and 1,650,000 common shares.  In the second quarter of 2005, the Company issued 11,500 shares to a consultant for assisting the Company to register with the US Securities Exchange Commission as a foreign private issuer.

4.

Contributed Surplus and Stock Options

During the third quarter of 2005, the Company issued 457,882 options, exercisable at $0.55 per share, 1,160,000 options, exercisable at $0.60 per share and 200,000 options, exercisable at $0.65 per share.  The granting of these options will result in stock based compensation expense of $711,876 being recorded over the vesting period representing the fair value of these options determined using the Black-Scholes option pricing model.  The stock-based compensation expense was recorded as contributed surplus.

Dejour Enterprises Ltd.

Notes to the Interim Consolidated Financial Statements

For the Period Ended September 30, 2005

(Unaudited – Prepared by Management)

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2003	-	-
Options granted	950,000	$0.275
Options exercised	-	-
Options cancelled and expired	-	-

Balance, December 31, 2004	950,000	0.275	4.9 years

Options granted	2,454,192	0.59
Options exercised	(7,882)	0.35
Options cancelled and expired	(90,035)	0.41

Balance, September 30, 2005	3,306,275	$0.50	3.0 years

As at September 30, 2005, 553,520 of these options had vested.  Subsequent to September 30, 2005, a Director of the Company resigned and two independent Directors joined the Board of the Company.  The Board approved the 100,000 options exercisable at $0.275 of the outgoing Director vested immediately.

Subsequent to September 30, 2005, all of the 100,000 options of the previous Director were exercised.  The Company granted 100,000 options, exercisable at $0.90 to a consultant.

Dejour Enterprises Ltd.

Notes to the Interim Consolidated Financial Statements

For the Period Ended September 30, 2005

(Unaudited – Prepared by Management)

5.

Warrants and Agents’ Options

Warrants outstanding are as followed:

# of Warrants	Exercise Price	Expiry Date

940,000	$0.45	December 31, 2005
4,131,357	$0.80	March 17, 2007

As part of the private placement completed in March 2005, the Company granted the Agent 717,692 compensation options which entitles the Agent to purchase, at an exercise price to $0.70, one common share and one half of one non-transferable common share purchase warrant.  The compensation options may be exercised before March 17, 2007.  Each whole warrant is exercisable into one common share before March 17, 2007 at an exercise price of $0.85.  As at September 30, 2005, 7,070 of these Agents’ Options were exercised.

Subsequent to September 30, 2005, the Company closed a private placement and issued 2,250,000 warrants to investors and 306,736 warrants to finders.  These warrants are exercisable into common shares at $0.80 per share before March 17, 2007.

6.

Related Party Transactions

In the first quarter of 2005, the Company reimbursed $155,504 to a private company controlled by a director for certain out of pocket uranium exploration expenditures paid by the private company to an unrelated party.  Furthermore, the Company purchased $57,350 of office furniture and equipment from a private company controlled by a director.  The Company incurred consulting fee of $22,500 to a private company controlled by a Director.

During the first three quarters of 2005, the Company incurred consulting fees of $60,000 and $96,100 respectively to two private companies controlled by two Directors of the Company.  The Company incurred roughly $20,000 expenses related to the relocation of a Director.  The Company paid $45,980 in consulting fee to a company controlled by an officer of the Company.

7.

Reconciliation between Canadian and US GAAP

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (“SEC”) that can result in material measurement differences from Canadian GAAP are as follows:

(a)

Interest in unproven mineral properties

US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff has indicated that their interpretation of US GAAP requires mineral property acquisition, exploration and land use costs to be expensed as incurred until commercially minable deposits are determined to exist within a particular property.

Accordingly, for all periods presented, the Company has expensed all mineral property acquisition, exploration and land use costs for US GAAP purposes, and characterized these costs as operating activities.  For Canadian GAAP, cash flows relating to mineral property costs are capitalized and reported as investing activities.

(b)

Stock-based compensation

The Financial Accounting Standards Board (“FASB”) in the US issued Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.

Under US GAAP stock options granted to non-employees for services rendered to the Company are required to be accounted for as compensation cost and charged to operations as the services are performed and the options are earned. The compensation cost is to be measured based on the fair value of the stock options granted. This method is similar to the Canadian standard adopted as of January 1, 2003. The stock-based compensation expense in respect of stock options granted to non-employees, under US GAAP, based upon the fair value of the options granted, determined using the Black Scholes option pricing model, would be $nil cumulatively from the date of adoption of SFAS 123 to December 31, 2002.

In December 2004, the FASB issued SFAS No.123R (revised 2004), "Share-Based Payment." SFAS No. 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements.  That cost will be measured based on the fair value of the equity or liability instruments issued.  SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.  SFAS No. 123(R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees."  Public entities will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period that begins after June 15, 2005 or December 15, 2005 for small business issuers.

The Company anticipates that upon adoption of SFAS No.123(R) there will be no material difference between stock compensation as determined under US GAAP versus that determined under Canadian GAAP.  To December 31, 2004, the Company only granted stock options to consultants and did not grant any stock options to employees.

(c) Income taxes

Under US GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment. The application of this difference under US GAAP does not result in a material difference between future income taxes as recorded under Canadian GAAP.

(d) Reporting comprehensive income

Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the nine months period ended September 30, 2005 and year ended December 31, 2004, comprehensive loss equals the loss for the year with no material differences.

(e) Exploration stage company

Pursuant to US GAAP, the Company would be considered an exploration stage company as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

(f) Statements of cash flows

The Company has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

 Recent accounting pronouncements

(g) In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104, "Revenue Recognition" (SAB 104), which supersedes SAB 101, "Revenue Recognition in Financial Statements."  The primary purpose of SAB 104 is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superseded as a result of the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables."  While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104.  The adoption of SAB 104 did not have a material impact on the Company's financial position or results of operations.

(h) In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletins ("ARB") No. 51, Consolidated Financial Statements ("FIN 46").  FIN 46 applies immediately to variable interest entitles created after January 31, 2003, and in the first interim period beginning after June 15, 2003 for variable interest entities created prior to January 31, 2003.  The interpretation explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity.  The interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved.  Variable interest entities that effectively disperse risks will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed.  The adoption of FIN 46 did not have a material effect on the Company's financial position or results of operations.  In December 2003, the FASB issued FASB Interpretations No. 46 (Revised December 2003) Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN 46R”).  FIN 46R is an update of FIN 46 and contains different implementation dates based on the types of entities subject to the standard and based on whether a company has adopted FIN 46.  The adoption of FIN 46R did not have a material impact on the Company's financial position or results of operations.

(i) In December 2004, the FASB issued SFAS No.123R (revised 2004), "Share-Based Payment." SFAS No. 123(R). See the discussion of its implications above.

(j)

Reconciliation:

The effect of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the balance sheets, statements of operations and cash flows are summarized as follows:

(i)	Assets
		(Unaudited) September 30	December 31,
		2005	2004
	Total assets, under Canadian GAAP	$ 8,582,893	$ 1,630,840
	Interest in unproven resource properties	(1,921,430)	-
	Total assets, under US GAAP	$ 6,661,463	$ 1,630,840

Dejour Enterprises Ltd.

Notes to the Interim Consolidated Financial Statements

For the Period Ended September 30, 2005

(Unaudited – Prepared by Management)

(ii)	Deficit
		September 30,	December 31,
		2005	2004

	Deficit, under Canadian GAAP	$ (1,752,238)	$ (1,153,209)
	Interest in unproven resource properties	(1,921,430)	-

	Deficit, under US GAAP	$ (3,673,668)	$ (1,153,209)

(iv)	Net loss for the quarter
		Quarters ended September 30,
		2005	2004

	Net loss, under Canadian GAAP	$ (509,430)	$ (30,114)
	Interest in unproven resource properties	(939,047)	-

	Net loss, under US GAAP	$ (1,448,477)	$ (30,114)

Dejour Enterprises Ltd.

Notes to the Interim Consolidated Financial Statements

For the Period Ended September 30, 2005

(Unaudited – Prepared by Management)

(v)	Cash used in operating activities
		Quarters ended September 30,
		2005	2004

	Cash used in operating activities, under Canadian GAAP	$ (532,306)	$ (46,267)
	Interest in unproven resource properties	(939,047)	-
	Cash used in operating activities, under US GAAP	$ (1,471,353)	$ (46,267)

(vi)	Cash used in investing activities
		Quarters ended September 30,
		2005	2004

	Cash used in investing activities, under Canadian GAAP	$ (1,271,783)	$ -
	Interest in unproven mineral properties	939,047	-
	Cash used in investing activities, under US GAAP	$ (332,736)	$ -